SEAWAY VALLEY CAPITAL CORPORATION
10-18 Park Street, 2d Floor
Gouverneur, NY 13642
315-771-3034

August 13, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: James Allegretto

    Re:   Seaway Valley Capital Corporation
Form 10-KSB for the fiscal year ended December 31, 2007
Filed April 15, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
Filed May 20, 2008
Form 8-K/A1
Filed January 18, 2008
File No. 001-11115

Dear Mr. Allegretto:

This letter is provided in response to your letter addressed to the undersigned dated August 1, 2008.  Responses are set forth below the item noted by the Staff in your letter.

Form 10-K December 31, 2007

General

1.
We note your response to prior comment 1 of our letter dated July 22, 2008, and your intention to file an amendment.  We also note in your letter dated July 10, 2008, several of your responses indicated revisions would be incorporated into amended filings.  Specifically they were comments 1, 2, 3, 4, 6, 15 and 16.  Please tell us when you intend to provide the amended filings.  The review will remain in process until such amendments are filed.

  Response

We have today filed Amendment No. 1 to our Form 10-KSB for the year ended December 31, 2007 and Amendment No. 1 to our Form 10-Q for the quarter ended March 31, 2008.  No later than early next week, we will file Amendment No. 2 to the Current Report on Form 8-K first amended in January 2008.

Sincerely,

/s/ Thomas W. Scozzafava

Thomas W. Scozzafava
Chief Executive Officer